HARRIS STEEL GROUP INC.

ANNUAL INFORMATION FORM 2005

Prepared March 8, 2006

HARRIS STEEL GROUP INC.

ANNUAL INFORMATION FORM 2005
March 8, 2006

TABLE OF CONTENTS

1. CORPORATE STRUCTURE

Harris Steel Group Inc. ("Harris", the "Company", "we", "us" or "Harris Steel Group") is located at 4120 Yonge Street, Suite 404, Toronto, Ontario M2P 2B8.

The Company was incorporated under the laws of the Province of Ontario by letters patent dated May 20, 1953 as J. Harris & Sons, Limited to acquire the metal trading business established by the Harris family in London, Ontario in 1886. By supplementary letters patent dated April 27, 1967, the Company changed its status from a private to a public company. The Company changed its name to Harris Steel Group Inc. on November 6, 1979. On September 1, 1984 Harris amalgamated with G&H Steel Industries Limited but continued to be known as Harris Steel Group Inc.

Articles of Amendment dated March 29, 1985 authorized the Company to issue an unlimited number of Class A Non-Voting Shares (the "Class A Shares") and Class B Voting Shares (the "Class B Shares"), subdivided the Class A Shares and Class B Shares on a two for one basis and amended certain dividend provisions in respect of the Class A Shares and Class B Shares. At the Company's annual and special meeting June 22, 2004, shareholders approved the reclassification of the Company's share capital and a stock split on the basis of four new common shares for each Class A or Class B share held. Articles of amendment reflecting this change were filed July 7, 2004, and the new shares began trading July 13, 2004. After the reclassification and split, 4,419,830 Class A Shares and 2,311,250 Class B Shares became 26,924,320 common shares.

Inter-Corporate Relationships

Our major Canadian operations are carried out primarily in the names of Harris Rebar, Laurel Steel and Fisher & Ludlow, all divisions of Harris Steel Limited, a wholly-owned Ontario corporation. Our main United States based operations are conducted through Harris Rebar Seattle Inc., Harris Rebar Boston Inc., Harris/Arizona Rebar Inc., Harris Salinas Rebar Inc., Harris Rebar Salt Lake Inc. and Harris Rebar Atlantic Inc., all wholly-owned Delaware corporations of Harris Steel Inc., a Delaware corporation that until February 2004, was wholly-owned by Harris Steel Group.

Effective February 10, 2004, we sold a 50% interest in Harris Steel Inc. to Nucor Corporation. We continue to manage and operate the business of Harris Steel Inc. and its subsidiaries and will continue to consolidate the results of its operations with our financial results. As you can see in the organization chart below, the U.S. branch locations are typically established as wholly-owned subsidiaries of Harris Steel Inc. In some cases, a branch will be established as a registered business name operating as a division of an existing corporation; for example, Harris Rebar Carson City, a division of Harris Salinas Rebar Inc. or Harris Rebar Portland, a division of Harris Rebar Seattle Inc.

On April 7, 2005, we announced the formation of Harris Supply Solutions Inc. ("Harris Supply"), a wholly-owned subsidiary of Harris U.S. Holdings Inc., which is wholly-owned by Harris Steel Group Inc. We established Harris Supply as a start-up business which does not perform any fabrication or installation, but participates in the procurement and supply of reinforcing steel and allied products to customers primarily in the single family residential and light construction markets in the United States. Harris Supply sells reinforcing steel, or rebar, on a unit price basis, where no detailing or installation services are required. We have had experience with this business, on a small scale, in our Canadian operations, and established Harris Supply to extend our participation into the U.S., especially in regions where single family construction is primarily of the slab-on-grade structure, requiring reinforcing steel to strengthen the slabs.

In May and June 2005, we acquired four rebar installation businesses in Alberta and B.C., as a strategy to address a growing labour shortage concern in these provinces. Prior to these acquisitions, we relied on sub-contract installation companies, including these four, to perform the installation of the rebar in reinforced concrete structures in these provinces. These acquisitions allowed us to secure labour resources, adding over 400 installation employees to our head count.

On July 6, 2005, we closed the acquisition of a 75% interest in three entities comprising the steel trading operations of Novosteel S.A., ("Novosteel") based in Switzerland. Novosteel had been a key partner for us for over ten years, facilitating our purchases of import steel. The operating companies pursuant to this acquisition are Novosteel S.A. and Novofer S.A. in Switzerland, the latter of which was a small joint venture between Harris and Novosteel, formed in early 2005 to service the purchasing requirements of Harris entities. Novosteel also operates out of Montreal, Canada through Novosteel North America Inc. Novosteel carries out trading and distribution activities across multiple steel product lines (both flat-rolled and long products) worldwide.

Subsequent to the 2005 year end, effective January 30, 2006, we acquired the Fresno, California-based assets of Franklin Reinforcing Steel Co., Inc., through newly-formed Harris Rebar Fresno Inc.

Inter-corporate relationships together with jurisdiction of incorporation for our major operations are shown diagrammatically below as of December 31, 2005:



HARRIS STEEL GROUP INC. (Ontario)
Nucor Corporation (Delaware)
75%*
100%
100%
50%
100%
NOVOSTEEL COMPANIES (Switzerland)
HARRIS STEEL LIMITED (Ontario)
HARRIS U.S. HOLDINGS INC. (Delaware)
HARRIS STEEL INC. (Delaware)
50%
Fabrication Holdings, Inc. (Delaware)
Harris Rebar Division
Laurel Steel Division
Fisher & Ludlow Division
100%
100%
Harris Supply Solutions Inc. (Delaware)
Fisher & Ludlow Inc. (Delaware)
100%
100%
100%
100%
100%
100%
Harris Rebar Boston Inc. (Delaware)
Harris Rebar Seattle Inc. (Delaware)
Harris Rebar Atlantic Inc. (Delaware)
Harris Salinas Rebar Inc. (Delaware)
Harris / Arizona Rebar Inc. (Delaware)
Harris Rebar Salt Lake Inc. (Delaware)

* Remaining 25% owned by Serimner Holdings S.A., a company controlled by Novosteel's Managing Director, Michael Setterdahl.

2. GENERAL DEVELOPMENT OF THE BUSINESS

Nucor Transaction

Effective February 10, 2004 we completed the sale of a 50% interest in our United States reinforcing steel products operations to Nucor Corporation of Charlotte, North Carolina, (see Harris Steel Inc. in above chart). Harris received proceeds of U.S.$21 million upon completion of the sale and additional proceeds of up to U.S.$6 million may be collected from Nucor depending upon results of operations during the calendar years 2004 to 2008 inclusive. The additional proceeds are payable annually to a maximum of U.S.$1.2 million for each of the first four years based on EBITDA targets. In 2004 and 2005, our U.S. rebar operations met these targets and consequently, we recorded the additional gain in each of these years. For the fifth year, in addition to an EBITDA test, a cumulative five year aggregate EBITDA measure is applied, which may result in the recognition of additional proceeds to a cumulative total of U.S.$6 million should the annual maximum proceeds not have been achieved in any of the preceding years. The Company recorded a gain of Cdn$7.8 million in the first quarter of 2004 on this transaction, and a further gain of Cdn$1.4 million as the milestone payment at year end 2004. At the end of 2005, the earnout payment was Cdn$1.4 million, and is shown on the income statement as "gain on sale of shares in subsidiary". The additional proceeds will only be recognized when earned, and will be recorded net of applicable income taxes.

Harris Steel Inc. is focused on the northeastern and the western U.S. regions. Harris retains management control of and continues to consolidate the United States reinforcing steel operations with its financial results.

Other Acquisitions and Asset Purchases

Starting in 2003, the steel industry experienced major consolidation and this consolidation trend appears to be moving from the producers to the fabricators, or described another way, from upstream to downstream participants. We responded to this environment by expanding our rebar presence, and by making an investment in Novosteel, which increases our market and trading intelligence.

On August 31, 2004, the Company announced that it had expanded its presence in British Columbia and Alberta with the asset purchase from Lafarge Canada of its reinforcing steel business in those provinces. For Cdn$2.1 million plus the cost of the Lafarge inventory, we acquired all of the fixed assets of Lafarge Canada's reinforcing steel divisions operating in Calgary, Alberta and in Abbotsford and Richmond, B.C. In conjunction with the purchase, we also entered into a management agreement with Lafarge, whereby we managed the completion of Lafarge's contracts. We also purchased their reinforcing steel inventory, and have retained most of their employees.

On January 24, 2005, we purchased the assets of Harvard Steel, a reinforcing steel fabricator located in Auburn, WA, near Seattle. For U.S. $4.2 million, we acquired the inventory, fixed assets and real property of a former competitor. We continue to operate out of Harvard's 40,200 square foot facility.

In May and June 2005, we acquired four rebar installation operations in Alberta and B.C., all four of whom were sub-contractors to Harris Rebar for their installation services. These transactions were completed separately and in aggregate, the cost was Cdn$16.8 million, which we paid in cash.

As discussed above under "Inter-Corporate Relationships", on July 6, 2005, we acquired a 75% interest in three entities comprising the steel trading and distribution business of Novosteel for a total cost of Cdn$10.6 million, which we paid in cash.

Secondary Offering

On February 1, 2005, Milton Harris Investments (1998) Limited ("MHIL 98") announced the closing of a secondary offering of 3.95 million common shares of Harris Steel Group Inc. at $20.55 per share for gross proceeds of $81,172,500. The selling shareholder, MHIL 98, was a company controlled by Milton E. Harris, the Chairman, C.E.O. and controlling shareholder of Harris Steel Group Inc. at that time. Prior to completion of the offering, Mr. Harris owned or controlled 63.66% of the shares issued and outstanding. After the offering (including full exercise of the over-allotment) Mr. Harris and John Harris, then President and Chief Operating Officer of Harris Steel Group and Milton Harris's nephew, collectively, owned 50.08% of shares issued and outstanding.

Milton Harris's decision to sell shares for the first time since 1972 was consistent with the intention that he expressed at the Annual and Special Meeting of Shareholders held on June 22, 2004. Mr. Harris stated that the illiquidity of Harris shares was a major challenge for Harris Steel. Considering his own control ownership stake and the large stakes held by four other shareholders, which together accounted for an additional 28% of the issued and outstanding share capital, Mr. Harris went on to make clear that, given the strength of our balance sheet, the only remedy for the illiquidity would be a sale from existing shareholders. After the secondary offering and subsequent sales and purchases by other large shareholders, we estimate the public company float to have increased modestly, and our daily trading volumes have increased significantly over the average volumes in years prior to 2005. We see this development as beneficial to all the shareholders.

Management and Share Ownership Changes

On March 28, 2005, we announced the death of Milton E. Harris. Upon his death, Mr. John Harris was elected Chief Executive Officer and Chairman, and subsequently, on March 30, 2005, Mr. Paul Kelly was appointed as President and Chief Operating Officer, replacing Mr. John Harris. At the same time, Mr. Wesley Colling was named President of Harris Rebar, replacing Mr. John Harris.

In addition to certain other shareholdings, Mr. Milton E. Harris was the controlling shareholder of MHIL 98, a private corporation which owns 13,122,880 common shares, representing 48.7% of the Company's issued and outstanding share capital. The shares owned by MHIL 98 are now under the common control and direction of John Harris and David Harris (a director of Harris Steel), acting together, through their voting control of MHIL 98. None of the shares held by MHIL 98 can be sold without the unanimous consent of both John Harris and David Harris.

3. DESCRIPTION OF OPERATIONS

The Company reports selected financial information in three reportable segments:

A. Reinforcing Products Group

B. Industrial Products Group

C. Steel Trading and Distribution Group

The Company's operations are supported by facilities located across Canada and the United States, as well as the Novosteel trading operations located primarily in Neuchâtel, Switzerland. In addition to the locations listed below, the Reinforcing Products Group also leases a facility in Colombo, Sri Lanka, where rebar detailing is carried out by a small group of employees. Harris Supply does not manufacture or distribute inventory from owned or leased facilities, other than from certain third party facilities. The following charts depict principal owned and leased properties of Harris Steel, by division as at the date of this report. We have not included the owned and leased properties of the Steel Trading and Distribution segment, because the segment does not fabricate or process steel from its locations, and operates out of small, leased premises in cities in the U.S., Canada and Switzerland.

Reinforcing Products Group: Canada

	Number of facilities
Newfoundland	1 leased
Nova Scotia	1 owned
New Brunswick	1 leased
Quebec	1 leased
Ontario	4 leased, 4 owned
Saskatchewan	2 owned
Alberta	4 leased
B.C.	3 leased, 1 owned
TOTAL CANADIAN REBAR OWNED 8, LEASED 14	

Reinforcing Products Group: U.S.

	Number of facilities
Pennsylvania	1 owned
Massachusetts	1 owned
Washington	1 leased, 1 owned
Oregon	1 leased
Arizona	1 leased
Nevada	1 leased
Utah	1 leased
California	2 leased
TOTAL U.S. REBAR OWNED 3, LEASED 7	

Industrial Products Group: Canada

	Number of facilities
Quebec	1 leased
Ontario	2 owned
Alberta	1 leased
B.C.	1 leased
TOTAL CANADIAN INDUSTRIAL PRODUCTS OWNED 2, LEASED 3	

Industrial Products Group: U.S.

	Number of facilities
Michigan	1 leased
Pennsylvania	1 leased
Kentucky	1 leased
North Carolina	1 leased
TOTAL U.S. INDUSTRIAL PRODUCTS LEASED 4	

A. REINFORCING PRODUCTS GROUP

The Reinforcing Products Group represented 63.7% of total sales and 75.4% of earnings before income taxes in 2005. Our Reinforcing Products business is conducted principally through Harris Rebar in Canada, and through wholly-owned subsidiaries of Harris Steel Inc. in the U.S., as depicted on the organizational chart.

Established in 1954 in Canada, Harris Rebar fabricates and processes reinforcing bar and coil purchased from worldwide steel producers into the lengths and shapes required by customers. Harris Rebar provides a complete construction service to owners and general contractors comprising the detailing of engineering drawings and the supply, fabrication, epoxy coating and installation of reinforcing steel. The U.S. operations commenced in the early 90's.

Business Conditions

In our Reinforcing Products operations, reinforcing steel is generally sold at a fixed price for product delivery at a future date. In some cases, projects may run over multiple months or even years. The price of the sale is fixed in advance. This segment usually can not hold inventory to match its backlog requirements. As such, margins are impacted either positively or negatively when steel is purchased and shipped against a contract at a different cost from the cost expectation at the time that the sales contract was fixed. The reinforcing steel fabrication business is both cyclical and seasonal, with a high correlation to construction activity and economic trends impacting construction. For more information on steel price fluctuations, seasonality and cyclicality, please see "Risk Factors". Reinforcing Products customers are typically general contractors, construction managers and owners serving the infrastructure construction market, as well as the commercial, institutional and multi-tenant residential markets. Infrastructure construction covers a wide range of engineering construction including, but not limited to, bridges, power generation and energy facilities, transportation, stadiums, hospitals, educational institutions and utilities. Harris Rebar has no participation in single family residential construction, but participation in high-rise residential construction accounted for an estimated 20 – 25% of rebar sales in 2005.

The customer base is very diverse and in 2005, the Reinforcing Products Group supplied and typically placed rebar to over 1,500 projects as well as a much larger number of retail jobs. In 2005, no single project or customer accounted for more than 2% of our total sales.

Reinforcing steel fabrication has generally been a geographically local business, due to the inability to ship large quantities of fabricated rebar over long distances on a timely basis. At the date of this report, Harris Rebar operates 22 reinforcing steel fabricating plants (two of which are equipped for epoxy coating) in Canada and ten in the United States (one of which is equipped for epoxy-coating). In Canada, one plant was added in 2005 pursuant to an acquisition (Fort Saskatchewan, Alberta) and in the United States, we added one facility by asset purchase (Harvard Steel in Auburn, WA) and one "greenfields" operation in Salt Lake City, Utah. At the end of January, 2006, we added Harris Rebar Fresno Inc. pursuant to an asset purchase and also in January 2006, we established a small facility in Portland, Oregon.

Production and Services

We operate each plant as an individual contribution centre with a manager responsible for marketing, production and installation. All financial aspects (billings, payrolls, payments, accounting) are centralized to facilitate cash control and the monitoring of operations. The Company also maintains an engineering detailing office in Sri Lanka, which provides engineering support to the reinforcing steel plants. Detailing and estimating are both essential functions within Harris Rebar. Estimators estimate the quantity of reinforcing steel needed for a particular construction project in order to prepare a bid. Once a bid has been accepted, detailers determine the length, shape, size, quantity, grade and sequencing of all the rebar required by the project. Harris Rebar has a large detailing and estimating force and continues to recruit and train staff in these key areas.

Suppliers and Purchasing Power

Harris Rebar has excellent supplier relationships with major steel producers in many countries, some of which have lasted almost 50 years. As a very large steel purchaser both domestically and offshore, and as a joint venture partner to Nucor Corporation, we believe that we are less vulnerable to steel shortages and have buying advantages, reflecting our presence in multiple regions in Canada and the U.S., and our access to real-time market information. In addition, our strong financial position enables us to change inventory levels substantially in anticipation of price fluctuations. Novosteel continues to be a critical link in forging new supplier relationships for us. As we noted in our press release dated June 29, 2005, over the past five years, Novosteel has sourced steel products from over 60 suppliers in 25 countries.

Competition

In Canada, Harris Rebar competes with a number of mainly privately owned rebar fabricators in each of the local markets in which we operate. Most of our competitors have a limited focus, with representation in only one or a handful of local markets. We are the only market player who competes in most of the local Canadian markets. We believe the market in the United States to be similarly fragmented. Competitors include both small and mid-size local fabricators, as well as large steel producers with downstream operations in rebar fabrication. This latter group includes Commercial Metals Corporation and Gerdau Ameristeel Corporation.

B. INDUSTRIAL PRODUCTS GROUP

The operations of our Industrial Products Group comprised 26.1% of total sales and 23.2% of total earnings before income taxes in 2005. The operations of our Industrial Products Group are conducted through Laurel Steel and Fisher & Ludlow.

Laurel Steel, operated by Harris Steel Group Inc since 1967, is located in Burlington, Ontario and operates from one 367,000 square foot facility. The facility is strategically located on a major highway with easy access to the North Eastern U.S. and Eastern Canada. Laurel Steel produces value added steel products from hot-rolled steel purchased from a number of domestic North American and global steel suppliers. Laurel Steel produces three main product lines: cold-finished bar, wire and mesh, with cold-finished bar being its most significant product. Fisher & Ludlow ("Fisher") was established in 1954 as a private company which Harris Steel Group acquired in March, 1977. Fisher operates from one central manufacturing distribution facility, and as of the date of this report, seven other distribution centres as shown earlier in the schedule of property locations. Fisher is a manufacturer and fabricator of steel and aluminum grating and

expanded metal. Its main product is bar grating, which is used primarily as industrial flooring in applications including walkways, catwalks and stairs.

Business Conditions

Our Industrial Products Group processes cold-finished bar and industrial grating and typically has a very short cycle from selling to shipping. A key strategy of the Industrial Products Group is to hold inventory in both raw materials and finished goods form to service the just-in-time needs of its customers. As a result, margins are impacted either negatively or positively when steel that is often purchased months earlier is shipped into a marketplace where selling prices have changed. The Industrial Products businesses are not as seasonal as the Reinforcing Products business, although certain recurring events such as scheduled maintenance shut-downs have a seasonal effect, limiting the shipments made in the summer months so that July and August are typically weaker months. This has a limited impact on trends, unlike economic cyclicality, which has a high impact. Due to the customer characteristics of the end users supplied by the Industrial Products Group, the business tends to respond earlier than the Reinforcing Products Group in both a rising and falling economic cycle. We have also observed over the past six years that Industrial Products earnings have been more volatile than those of the Reinforcing Products Group. This trend also seems to reflect the volatility in spot steel pricing, as Industrial Products sales are made with a very short time to delivery and are therefore subject to change frequently as changes in base prices or surcharges are announced by suppliers or peers. No single Industrial Products customer accounted for more than approximately 2% of total sales in 2005.

Production and Services

Cold-finished steel bars are produced from hot-rolled steel bar or coil by drawing the steel through a die of desired size and shape for the purpose of improving surface finish, dimensional accuracy, straightness and machinability. Cold drawing is a value-added process that produces stronger, smoother, straighter, and brighter steel that can be produced to more precise tolerances than can be achieved in the hot rolling process. The primary users of cold-finished bar are in the free machining industry supplying end users in the automotive, hydraulics, fluid power, appliance and industrial markets. No sales are made outside North America.

Fisher sells its steel and aluminum grating and expanded metal direct to structural steel fabricators or miscellaneous metal sub-contractors for customized installation and also through service centres. Direct sales are made to sub-contractors serving primarily energy and industrial projects. Sales are made primarily within North America.

Suppliers and Purchasing Power

Many suppliers worldwide maintain relationships with our Industrial Products Group. The Industrial Products Group is reliant on key suppliers – see "Risk Factors".

Competition

Major publicly-traded competitors in the industrial products business include Nucor Corporation and Niagara LaSalle, a division of Niagara Corporation, both of whom compete in the processing and sale of cold-finished bar. The main North American competitors in the bar grating market are AMICO (acquired by Gibraltar Industries in October 2005), and IKG (a subsidiary of HARSCO). There are also a number of privately held competitors.

C. STEEL TRADING AND DISTRIBUTION GROUP

Established as a new segment at the end of the second quarter, the operations of our Steel Trading and Distribution Group comprised 10.2 % of total sales and 0.9% of earnings before taxes in 2005. The segment includes Harris Supply, which we established as a start-up for the distribution of reinforcing and allied products primarily to the residential and light commercial construction market; and a 75% interest in the business of Novosteel, which conducts steel trading activities on a global basis, procuring and supplying both long and flat-rolled steel products to customers. Novosteel had been a key supplier to Harris Steel over the past 10 years, and in recent years, up to 20% of Novosteel's annual sales volume has been sales to Harris Steel entities. In the segment note to the consolidated financial statements, sales to Harris Steel entities are part of the inter-segment eliminations. When Novosteel delivers products to Harris Steel entities, the value of these products is recorded in the inventory of the Harris Steel entity. Any profit that Novosteel has

made on these sales is eliminated in the inter-segment eliminations of the Harris Steel consolidated financials until that inventory has ultimately been sold by Harris Steel. Novosteel operates from leased office facilities in Neuchâtel, Switzerland and Montreal, Canada. Harris Supply operates from leased office space in Washington, California, Colorado and Texas.

Business Conditions

The commonality between Harris Supply and Novosteel is that both entities serve multiple customers in diverse locations and source products on a global basis for those customers. Unlike the Reinforcing Products or Industrial Products operations, our Steel Trading and Distribution operations do not fabricate or process the products they buy before delivering them to customers, nor do they install them. Because of the emphasis on procurement and the lack of emphasis on associated services or processing, the trading and distribution businesses are generally associated with a higher level of revenue and a lower level of margins. Novosteel and Harris Supply differ from each other in their inventory position and sales to customers in the following way: Novosteel does not normally hold inventory in anticipation of selling the material to customers, and Novosteel does not normally purchase steel without an order from a customer; however, Novosteel will report inventory in transit, which is when the material has been ordered by customers and is on a vessel for shipment to customers. Harris Supply, on the other hand, does take positions, and will buy inventory which it then stores in third party facilities in different locations, with the expectation that this inventory will be sold to customers. The Steel Trading and Distribution businesses are subject to seasonality and cyclicality, to varying degrees. Harris Supply is a supplier to building materials outlets, lumber yards serving concrete contractors and residential and light commercial construction, and as such, levels of activity will fluctuate with residential construction demand and with inventory purchase patterns from their main customers. Novosteel sources both long and flat products for customers, with long products representing a higher proportion of the overall mix. Novosteel typically experiences softer demand during the summer months, consistent with the summer shut-down period which many of Novosteel's suppliers and customers observe.

Products and Services

The Steel Trading and Distribution businesses do not provide any processing, fabrication or installation services. Novosteel purchases steel on behalf of customers, where purchases include both semi-finished and finished products, with a mix of long products and flat-rolled products. Customers are mainly distributors and metal fabricators. For these customers, Novosteel sources the steel according to customer price and quality specifications, provides transportation and shipping (including chartering of vessels) and cargo insurance. If a transaction occurs where steel is bought and sold in different currencies (because of the country of the mill supplier differing from the country of the customer), Novosteel uses foreign currency forward contracts to fix the transaction cost in a common currency. Harris Supply also maintains numerous supply sources, both domestically and offshore, and sells to U.S. customers. Harris Supply buys rebar and allied concrete reinforcing products (e.g., wood or steel stakes, concrete forming panels, foundation bolts and fasteners) on a global basis and sells to customers in the U.S. The relationship between Harris Supply and Novosteel is not a competitive one, as Harris Supply concentrates on a specific end market of U.S. customers engaged in residential or light commercial construction. Novosteel's customers are a broad group of fabricators and service centres, and include Harris Supply as well as other Harris Steel Group operations.

Competition

The Steel Trading and Distribution Group have a myriad of competition from different sources, ranging from other steel traders to trading divisions of steel producers. For example, Arcelor and Commercial Metals Corporations both have active trading divisions, as do ThyssenKrupp AG, Mittal Steel and Corus International. Competitors to Harris Supply include building material and concrete distributors like BlueLinx Corporation, integrated forestry companies such as Boise Cascade, international trading companies and regional trading companies. Excluding the Harris Steel entities, no single Steel Trading & Distribution customer accounted for more than 2% of total sales.

4. EMPLOYEES, LABOUR POLICIES, AND ENVIRONMENTAL REGULATIONS

At December 31, 2005, we had 2,284 employees. Of these, 1,781 were employed by the Reinforcing Products business (including field workers); 469 were employed in the Industrial Products business and 26 were employed in the Steel Trading and Distribution business. We have eight corporate office employees. Our head count increased substantially in 2005, due mainly to additions to our U.S. and Canadian Reinforcing Products businesses, including over 400 new employees who joined when we acquired four rebar installation businesses in May and June, 2005.

Of our employees, approximately 631 were located in the United States, 10 were located in Switzerland (Novosteel), 17 were located in Sri Lanka (detailing office for the Reinforcing Products Group) and the remainder (1626) were located in Canada. In 2005, just under half (47.8%) of the employees either (1) were members of unions that have entered into collective bargaining agreements with the Company directly; or (2) were governed by industry-wide field agreements for specific trades at construction sites in certain geographic areas. Each year, some of the collective agreements covering individual plant locations and field agreements covering specific geographic areas expire and are renegotiated. We believe our employee retention rates are good, with the average length of service in the Industrial Products Group being 12 – 14 years. The Reinforcing Products Group does not track average length of service on a regular basis, but we have experienced low turnover, and a significant proportion of employees excluding field workers have been with the company for over 10 years.

We believe we operated in compliance with all applicable environmental regulations during 2005, and we continue to operate in compliance with these regulations. We remain committed to maintaining a safe and acceptable environment for employees and the communities where our plants are located.

Our principal raw material is steel bar and coil. The end cuts and short lengths produced from the Company's manufacturing processes are sold to scrap dealers who re-sell them to steel mills for remelting into new steel products. Waste chemicals, lubricants and bag house dust are removed and transported by approved carriers to recyclers and approved waste disposal sites.

5. RISK FACTORS

Harris has assembled a strong experienced management team with a significant history in the steel fabrication, processing, trading and distribution activities in which the Company operates. The principal risks to the business and the long-term financial position of the Company have been updated to reflect changes in 2005 and are as follows:

Volatility of Steel Prices

As the past 24 months have illustrated, the world steel markets in which we operate can be extremely volatile and cyclical. There was unprecedented volatility in global steel markets commencing in the second half of 2003 and continuing through 2005. This volatility resulted in dramatic price increases across all steel products followed by sharp corrections in early 2005, and a subsequent return to levels which are below peak but still well above prices that persisted prior to the second half of 2003. Up to 90% of the Company's variable costs can be attributed to the price of steel. A failure of the Company to anticipate and appropriately respond in a timely fashion to steel pricing trends in the purchasing and selling of steel products may have a material adverse effect on our results.

Inventory and fixed price contracts

Reinforcing Steel Products are typically sold by means of fixed price contracts, where the reinforcing steel is provided by Harris Rebar to the customer over a period of time which may range from several weeks to several years. At any point in time, therefore, Harris Rebar is contractually obligated to supply significant quantities of steel at a pre-determined price. Harris Rebar does not hold inventory in quantities to match these obligations. The proportion of inventory to outstanding contractual obligations varies according to management's anticipation of steel pricing trends,

but in any event, a material portion of the contractual obligations will always be exposed to future steel purchase pricing risk. If contractual obligations have to be fulfilled by steel purchased at higher replacement costs, then we will incur lower realization on those contracts.

Our other steel products are sold and shipped within a very short timeframe. These sales are often supported with large inventories of raw materials. During a period of falling prices for raw materials, we would normally expect price realization on shipments of our finished products to deteriorate, producing inferior returns during the period when older inventories are being sold. Our Harris Supply business, established as a start-up in 2005, carries the most risk due to adverse price movement while products are in inventory, because Harris Supply's business of procuring and distributing reinforcing steel and allied products is typically a high volume/low margin business, and adverse movements in price can have a significant impact on a large inventory position. Harris Supply typically holds inventory that is well in excess of orders, anticipating that orders will be received for near-term delivery. Because Harris Supply is still a start-up business, this inventory risk is magnified.

We also face a different kind of inventory risk in our Novosteel operations, as Novosteel does not typically hold inventory in excess of customer orders, but inventory for customers in transit is typically shipped to customers on an ocean vessel. Our risk of inventory loss if the vessel sinks is zero, as the cargo is always insured to at least 110% of the sale value. However, Novosteel faces a risk of inventory loss or lower realization of value if a customer makes a quality claim, effectively refusing the steel once delivered, which Novosteel then has to sell to another customer or store in inventory until sold.

Cyclical industry

In all our operations, there is significant dependence on economic conditions and spending and more specifically, on funding of infrastructure construction and automotive and industrial activity. To a lesser degree, we are also dependent on demand in the residential construction sector, as we have two sources of exposure in two different divisions. Our Reinforcing Projects Group sells and installs reinforcing steel for high-rise residential construction, which accounted for an estimated 20 – 25% of rebar sales in 2005. The addition of Harris Supply entails risk exposure to single family housing construction, as the reinforcing bar is sold for use in residential and light commercial construction. Economic downturns in single family and multi-tenant residential construction, infrastructure construction, automotive, and industrial markets can have a negative impact on both pricing and demand for our products. Although Novosteel has a diversified customer base, Novosteel is also subject to risk from cyclicality, as many of Novosteel's customers are buying steel for applications in the automotive, industrial or construction markets. If these markets decline, the lack of demand or lower margins can have a material adverse effect on Novosteel's results.

Supplier Base

We rely on key suppliers for the supply of raw materials. For example in our Reinforcing Products Group operations, Nucor Corporation and Novosteel account for a majority of our purchasing volume. In the Industrial Products Group, we also have two key suppliers who account for a majority of our purchasing. Disruption of any one of these key relationships could have a material adverse effect on the results of the Reinforcing Products Group and the Industrial Products Group. Suppliers to Novosteel are numerous and change frequently, reflecting the imposition of trade actions, quality issues, cost of raw materials and freight costs, among other things. Similar to Novosteel, Harris Supply has numerous suppliers, and does not have a dependence on one or a small group of suppliers. However, in a given year, this pattern could change, and disruption of these relationships could have a material adverse effect on the Company's results.

Competition

We do not have proprietary advantages (e.g., patents or trademarks) in any of our major product lines. As a result, in all product lines and in all geographic regions where the Company conducts business, we have both direct and indirect competitors and compete on the basis of certain factors including price, product quality and availability, related services and on-time delivery. Our inability to compete effectively on these terms could have a material adverse effect on the Company's results.

Foreign Exchange

Foreign exchange risks derive from three sources. First, our U.S. operations incur all costs and derive all revenue in U.S. dollars. The value of our net working capital in U.S. dollars typically exceeds the value of our U.S. debt.

The translation of the results of these integrated operations into Canadian dollars for financial reporting purposes can result in significant foreign exchange translation losses or gains being reported in the consolidated statement of earnings. These gains or losses are non-cash, non-taxable items. At December 31, 2005, the net working capital of U.S. based operations (Harris Steel Inc., Fisher & Ludlow Inc. and Harris Supply) was U.S.$41.3 million. A one cent exchange variation in the Canadian dollar value of the period end exchange rate would result in an approximate $400,000 translation gain or loss as applicable.

Secondly, there is also foreign exchange risk within the Canadian operations due to sales denominated in U.S. funds to U.S. based customers. In 2005, sales made by our Canadian businesses to customers in the U.S. amounted to approximately $155,160,000. This foreign exchange settlement risk is somewhat mitigated by the purchase of materials in U.S. funds providing a natural hedge. There remains a net cash flow in U.S. funds to the Canadian operations. We do not undertake any foreign exchange hedging transactions related to this cash flow.

Finally, Novosteel purchases and sells from multiple countries, and when steel is bought and sold in different currencies for a transaction, Novosteel uses forward contracts to lock in the exchange rate to minimize foreign exchange risk. We consider Novosteel to be a self-sustaining foreign operation with its financial results translated using the current rate method of accounting. Revenues and expenses are translated at average exchange rates for the period while assets and liabilities are translated at period-end exchange rates. The resulting unrealized foreign exchange gains or losses are recorded as a currency translation adjustment within Shareholders' Equity on the consolidated balance sheet.

Dependence on Key Employees

Maintaining and attracting management and personnel is a key senior management challenge. While there are no significant immediate concerns, many of our senior managers have had long careers in the business and succession planning at all levels is an ongoing focus for the Company. This risk is particularly important with Novosteel, because of the small number of individuals who comprise the total workforce there, and the consequent higher level of sales per (key) employee.

Credit Risk

Altough no single customer represents a significant proportion of our total sales, we face credit risk associated with accounts receivable. In the event of a precipitous economic downturn there would be significant risk of material credit loss.

We also face a separate credit risk, namely that of ensuring available financing. In our Novosteel operations, for example, Novosteel relies on financing arrangements with a number of Swiss financial institutions to finance the purchase of steel for customers. These credit arrangements are provided on an uncommitted basis, and if the lines were significantly reduced or individual arrangements were terminated without replacement, then Novosteel would be required to finance purchases through other cash resources or to significantly limit the size of their purchases, both of which would have a material adverse effect on Novosteel's ability to conduct business. In our rebar business, we receive financing based on available working capital, particularly receivables. If lending policies changed significantly to reduce credit availability as a ratio to working capital, then our borrowing capacity in our rebar operations could be negatively impacted, which could have a material adverse effect on the ability of the rebar operations to conduct business.

Labour Relations Risk

Approximately half of our employees (48% in 2005) are unionized or governed by collective trade agreements (e.g., steelworkers or automotive). Labour disruptions could adversely affect the Company's business; however, we note that the agreements are with multiple union locals within diverse regions.

Trade Policy Restrictions

We are a significant importer of commodity steel products that are sourced both domestically and globally and a significant exporter of steel products from Canada into the United States. Steel is often the subject of cross border trade disputes. Any material dispute that is not resolved in our favour could have a material adverse effect on the Company's results. This is particularly relevant for our Novosteel operations, as Novosteel buys and sells steel to multiple jurisdictions, and must be aware of all trade actions that could impact imports in a wide variety of products.

Environmental Risk

The Company's operations are subject to a variety of federal, provincial, state, territorial and local environmental regulations in both the United States and in Canada. These laws and regulations relate to, among other things, the discharge of contaminants into water and air and into or onto land; waste disposal; and the handling, transportation and storage of hazardous material.

We have in the past recorded reserves for known environmental costs or anticipated liabilities, and it is the policy of the Company to record such reserves for any anticipated environmental cost or liability. Any environmental cost or liability may have a material adverse effect on our results.

Claims Risk

With any of our customers, we face the risk that a customer will break or attempt to break a contract because of a claim that the product or service performed did not meet contract specifications. Novosteel has the most exposure to this type of risk, as Novosteel executes large volumes of purchases for disparate customers and as such, could experience claims from customers based on the quality of product not meeting delivery specifications, or not being delivered on time. Any claims, particularly large individual claims or smaller claims which are large in aggregate, may have a material adverse effect on our results.

Interest Rate Risk

We have no long-term debt, but we have short-term debt which we use primarily to finance working capital. This indebtedness is at floating interest rates, and a significant increase in interest rates could increase our borrowing costs; however, our debt is low relative to our equity, and increases in borrowing costs can generally be managed by making adjustments in the levels of working capital that we carry.

6. DIVIDENDS

As referenced in the "Corporate Structure" section, on May 10, 2004, we announced a four-for-one share split. At the same time, we announced a quadrupling of the quarterly dividend, from $0.06 per share to $0.24 per share payable June 30, 2004 to shareholders of record on June 16, 2004. The stock split became effective subsequent to the dividend payment, making the dividend rate $0.06 per quarter on the new share basis. In February, 2005, we announced a further increase in the dividend, to $0.09 per share effective March 31, 2005. Finally, in November, 2005, we announced another dividend increase, to $0.10 per share per quarter effective December 30, 2005.

Total dividends paid during 2005 were $0.37 per share. The three year history of dividend payments per share, on a split-adjusted basis, is as follows:

2005	2004	2003
$0.37	$0.195	$0.06

7. DESCRIPTION OF CAPITAL STRUCTURE

As discussed above in the "Corporate Structure" section, effective July 7, 2004, our outstanding Class A shares and Class B shares were cancelled and converted into new common shares. There are currently no other shares which rank above or below the Common Shares, and the rights, conditions, privileges and restrictions attaching to the common shares are as follows:

Voting Rights

The holders of the Common Shares are entitled to receive notice of and to attend all meetings of shareholders of the Company, and to vote at any such meeting on the basis of one vote for each common share held.

Dividends

The holders of the Common Shares shall have the right to receive such dividends (if any) as the directors in their discretion may declare.

Rights on Liquidation

The holders of the Common Shares shall have the right to receive the remaining assets of the Company, in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or other distribution of its assets among its shareholders.

8. MARKET FOR SECURITIES

The Company's Common Shares are traded on the Toronto Stock Exchange ("TSX"). Trading information of our Common Shares in each month of 2005 is as follows, and is taken from data provided by Stockwatch Canada, which is a company owned and operated by Canjex Publishing Ltd:

Month	High	Low	Close	Volume
January	21.95	19.75	20.60	2,375,552
February	23.50	19.80	23.00	1,169,388
March	23.50	18.50	21.00	1,050,641
April	22.48	18.76	20.60	861,585
May	21.50	18.35	19.30	306,887
June	22.00	18.80	20.60	650,145
July	21.00	18.75	20.75	238,876
August	23.50	20.41	22.25	246,646
September	26.75	22.00	24.50	302,645
October	27.57	24.40	26.75	463,175
November	26.75	22.50	26.25	497,566
December	27.50	25.74	26.10	306,113

In May 2004, 300,000 shares were issued to Paul Kelly, to be held in escrow pursuant to the terms of an Escrow Agreement. Payment for these shares is in the form of a promissory note which is repayable in five annual instalments, commencing in May, 2009 and ending in May 2013. Interest accrues at the quarterly interest rate prescribed in the Income Tax Act (Canada) and is to be paid annually in January of each year from 2005 to 2013.

9. DIRECTORS AND OFFICERS

We provided for a board of directors of not less than five and not more than twenty members by articles of amendment dated June 11, 1986. The current board has been set at ten directors. The term of office for each current director will expire on the date of our next annual meeting of shareholders.

The directors, officers and executives of the Company and their provinces of residence and principal occupations are set forth below:

DIRECTORS

Name & Province of Residence	Principal Occupation	Director Since
Milton E. Harris, O.C. Ontario, Canada	Chairman and Chief Executive Officer of the Company (deceased March 26, 2005)	1953
John Harris, M.B.A. Ontario, Canada	Chairman and Chief Executive Officer of the Company (from March 28, 2005)	1989
Barrie D. Rose, F.C.A., M.B.A.*† Ontario, Canada	Chairman and Chief Executive Officer, Androcan Inc. (industrial manufacturing and equipment)	1973
James W. Leech *&† Ontario, Canada	Senior Vice-President, Private Capital Ontario Teachers' Pension Plan Board (private investment management)	1982
Bruce J. Timmerman, C.A. * Ontario, Canada.	Retired	1989
Geno F. Francolini, C.M., F.C.A., L.L.D.*&† Ontario, Canada	Lead Director of the Company President and Chief Executive Officer, Xenon Capital Corporation (management and M & A consulting).	1992
David E. Harris, L.L.B. Ontario, Canada	Barrister & Solicitor	1994
The Honourable J. Judd Buchanan, P.C., O.C., M.B.A., L.L.D.*& B.C., Canada	President, Rundle Investments Ltd. (investments)	2002
Sheldon Aaron Ontario, Canada	President, Aaron Construction Limited (construction and development)	2003
Paul Kelly Ontario, Canada	President & Chief Operating Officer of the Company	2004
Dale H. Lastman, L.L. B. & Ontario, Canada	Co-Chair, Goodmans LLP (law firm)	2004

OFFICERS

Name & Province of Residence	Principal Occupation
Douglas Deighton, C.A. Ontario, Canada	Vice-President and Chief Financial Officer
Flora Wood, M.A. Ontario, Canada	Corporate Secretary & Investor Relations Manager
Robert Roe, C.A. Ontario, Canada	Treasurer

* Member of Audit Committee

† Member of Compensation Committee

& Member of the Governance & Nominating Committee, established February 2005

The following table sets out past employment history, other directorships, and not-for-profit director or committee memberships, which have been voluntarily disclosed by the directors. This latter disclosure is not a form requirement, and may not include all not-for-profit commitments of each director:

DIRECTOR	EMPLOYMENT HISTORY	OTHER PUBLIC COMPANY DIRECTOR	NOT-FOR-PROFIT
John Harris	Listed above	None	Director, Canadian Paraplegic Association
Barrie Rose	Listed above	Chairman of Bison Instruments Inc.	Governor, Mount Sinai Hospital Member, Toronto Symphony Foundation Board
Jim Leech	Pre-2001, Vice-Chairman of Infocast Corporation	Trustee, Yellow Pages Income Fund (member, Human Resources committee) Trustee, Chemtrade Logistics Income Fund (chair, Audit Committee) Director, Worldspan Technologies Inc. (chair, finance committee)	Governor, Stratford Festival of Canada (Chair, Finance and Audit Committee) Director, Toronto General and Western Hospital Foundation (member, Investment Committee) Member, Canadian Advisory Board of Right to Play Director, Right to Play International (Chair, Finance Committee) Director and Vice President, Canadian Club of Canada
Bruce J. Timmerman	Listed above	None	None
Geno F. Francolini	Listed above	None	Director, Greater London International Airport Authority Director, The Community Spirit Foundation of Western Ontario (Chair) Member, University of Western Ontario (member, Investment Committee) Member, Congregation of Sisters of St. Joseph of London (member, Finance/Investment Committee) Member, Advisory Council, Engineering Science, University of Western Ontario Member, Advisory Committee, Ronald McDonald House, London

DIRECTOR	EMPLOYMENT HISTORY	OTHER PUBLIC COMPANY DIRECTOR	NOT-FOR-PROFIT
David E. Harris	Listed above	None	Director, John Howard Society of Toronto Director, Native Men's Residence (Na-Me-Res)
J. Judd Buchanan	Pre-2003, Chair, Canadian Tourism Commission	Lead director, Bird Construction (member, Pension, Corporate Governance and Compensation Committee, member, Personnel and Safety Committee) Director, Logistec Corporation (member, Audit Committee) Director, Tri-White Corporation (member, Corporate Governance and Compensation Committee)	
Sheldon Aaron	Listed above	None	None
Paul Kelly	Pre-2004, President and Chief Executive Officer, Slater Steel Inc.	None	None
Dale H. Lastman	As above	Trustee, RioCan Real Estate Investment Trust	Member of Board of Trustees, Hospital for Sick Children

Officer history

Effective June 8, 2004, Mr. Paul Kelly joined Harris Steel Group as Executive Vice-President, and became a director effective June 22, 2004. Mr. Kelly had been President and Chief Executive Officer of Slater Steel Inc. since 1999. Slater entered orderly bankruptcy proceedings in June, 2003.

Also effective June 8, 2004, Mr. Douglas Deighton was promoted to Vice-President and Chief Financial Officer from Treasurer.

Effective November 1, 2005, Ms. Flora Wood was appointed Corporate Secretary, replacing Mr. Robert Roe who became Treasurer. Prior to her appointment, Ms. Wood had been an Investor Relations consultant since 1996, most recently with Linear Capital Corporation.

Each director is elected to hold office, subject to the by-laws of the Company, to serve until the next annual meeting of shareholders, or until his successor is elected or appointed in accordance with such by-laws.

The Board of Directors delegates certain functions to the Audit Committee, Compensation Committee and Governance & Nominating Committee.

Audit Committee: See disclosures in Section 10 below

Compensation Committee: The Compensation Committee reviews and makes recommendations to the Board on remuneration for the Company's senior management. Compensation for the Chief Executive Officer, President and Chief Financial Officer are approved by the Compensation Committee. All members of the Compensation Committee are independent, non-related directors of Harris Steel Group.

Governance & Nominating Committee: The Governance & Nominating Committee has two main areas of responsibility. The Committee periodically reviews the composition of the Board, its committees and their respective Terms of Reference or Charters, and makes recommendations to the Board concerning the optimal size of the Board, strength and weakness areas and contributions of individual directors. New director candidates are proposed by members of the Governance & Nominating Committee or can be proposed by other directors or Company management for review and evaluation by the Governance & Nominating Committee. Members of the committee assess new candidates against a checklist that attempts to measure factors including business track record, specialized knowledge, public company experience and geographic base. In addition to these factors, the committee evaluates other commitments of the candidates, including other Board and committee obligations.

Both the Compensation Committee and the Governance & Nominating Committee have defined Charters.

As at December 31, 2005 the directors and executive officers of the Company, as a group, beneficially owned directly or indirectly or exercised control or direction over approximately 13,964,940 or 51.9% of the outstanding common shares. This total includes the shares held by MHIL 98 as described above in the section entitled "Management and Share Ownership Changes". This information, not being within the knowledge of the Company, has been furnished by the individual directors and officers.

10. AUDIT COMMITTEE DISCLOSURE

On February 17, 2005, the Board of Directors approved an Audit Committee Terms of Reference, which was revised March 8, 2006 as copied below. The Board also approved adoption of a Whistleblower Policy as executed on an outsourced basis by Global Compliance Services. The Whistleblower Policy provides for the orderly receipt, retention and treatment of complaints received by employees on an anonymous basis regarding accounting, internal controls or potential fraud incidents. All reports from Global Compliance Services are made to the lead director, chairman of the Audit Committee, President, CEO and Chairman, Chief Financial Officer and Corporate Secretary. Global Compliance Services have activated a 1-800 line and web-based response system to capture these complaints on an anonymous basis effective February 28, 2005.

The Audit Committee Terms of Reference is as follows:

HARRIS STEEL GROUP INC.
AUDIT COMMITTEE TERMS OF REFERENCE
MARCH 8, 2006

A. FORMATION

The Canadian Securities Administrators Multilateral Instrument 52-110 specifies that a corporation offering securities to the public must have an audit committee of not fewer than three directors of the corporation, who are independent of management according to the regulatory definition and requirements set out in the Instrument.

B. COMMITTEE MEMBERSHIP

The committee shall be comprised of not less than three directors, each of whom is considered independent for the purposes of Multilateral Instrument 52-110. Committee members are appointed by the Board to serve for at least one year. The chair of the committee shall be appointed for a one-year term and may serve any number of consecutive terms.

A majority of the members must have accounting or related financial expertise. All members must have experience and qualifications that are compatible with the duties of the committee, including the qualification for financial literacy, as defined by MI 52-110.

When the Board appoints new members and the Chair to the committee, the Board will review the mix of experience and skills of committee members to maintain an appropriate balance.

C. COMMITTEE MEETINGS

The committee shall meet at least 4 times per fiscal year, including at least two meetings with the external Auditors, namely to approve the Audit Plan for the upcoming fiscal year and to review and approve the year end audited financial statements. A schedule of regular meetings shall be provided to committee members at the start of the fiscal year. A quorum at meetings of the committee, whether present in person, by teleconference, or by video-conference, shall be two members. At least two meetings per fiscal year should be in person. The Chair of the Committee or another member must attend any Board meeting at which the financial statements are approved.

The secretary of the committee shall be the Company secretary, or an alternative approved by a majority of the committee including its chairman, and only committee members and the secretary are entitled to attend meetings. Management and the external auditors or other specialists are invited to attend meetings as deemed necessary by the committee.

The chairman and management shall establish an agenda for the meetings and ensure that the agenda and properly prepared agenda materials are circulated to the members with sufficient time for study prior to each meeting.

The minutes of the committee shall be prepared and kept by the company secretary, or an alternative approved by a majority of the committee members including its chairman, and shall accurately record the decisions reached and shall be distributed to committee members with copies to other Board members and the Chief Financial Officer.

The committee shall meet with external legal counsel when deemed appropriate.

The committee shall meet with the external auditors at least once per year without management present.

New committee members shall be provided with sufficient background information and training to meet their responsibilities effectively, and to ensure that the committee has adequate resources to discharge its responsibilities.

D. COMMITTEE MANDATE

The committee's mandate on behalf of the shareholders of the Company is oversight of the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company. The primary source of information to be used by the committee in discharging its responsibilities will be information provided to the committee by management and the Auditors.

The committee shall have unrestricted access to Company personnel and documents and will be provided with the resources necessary to carry out its responsibilities. The committee has authority to establish procedures to deal with the confidential submission of employee concerns received by the Company regarding accounting, internal control and auditing matters. The committee also has Board authority to be responsible for the appointment, compensation, retention and oversight of the work of the external auditor as well as approval of non-audit services.

(a) Financial reporting responsibilities:

The committee shall:

1. Review and discuss with management and the Auditors matters such as selection of accounting policies, major accounting adjustments, accruals and estimates. Pursuant to this process, the committee shall review and report to the Board its recommendations concerning the approval of annual and quarterly consolidated financial statements, M D & A, and press releases reporting financial results prior to the publication and dissemination of the results to the shareholders and/or filing with regulatory authorities. Any accounting departures from GAAP will be reported to the Audit Committee, who will then report them to the Board along with recommendations thereon.

2. Review and discuss with management and the Auditors the Company's financial statements and financial information contained in public documents such as quarterly reports, Annual Report to Shareholders (including Management's Discussion and Analysis of Financial Condition and Results of Operations), Annual Information Form and any prospectus or offering circular. This review is intended to confirm that the above statements do not contain an untrue statement of material fact or an omission to state a material fact that is required or necessary to clarify a statement in light of the circumstances in which it is made.

3. Through discussions with and upon review of reports from management and reports from the Auditors, evaluate the control systems established by management to assess the appropriateness of the internal controls and their effective operation. Additionally, the committee at its discretion, may:

    i. Direct the Auditor's examination to particular areas that are of concern to the committee.

    ii. When required, request the Auditors to undertake special examinations.

    iii. Review the appointments of the Chief Financial Officer and key financial executives.

4. Receive descriptions, information and reports from management confirming that the Company has implemented appropriate systems of internal control to ensure compliance with legal, regulatory and ethical requirements. Additionally, the committee will:

    i. Investigate potential fraud, illegal acts and conflicts of interest, as well as reviewing the internal controls designed to alert management to these factors. This will include matters brought to the attention of the Committee by respondents to the Company's Whistleblower policy.

    ii. Receive and review a yearly summary of CEO expenses and make recommendations to the Board, as deemed appropriate.

    iii. Discuss selected issues with external legal counsel or other external resources, as deemed appropriate.

5. Review and discuss with management all financial reporting for compliance with regulatory guidelines. In particular, the committee shall:

    i. Review significant accounting pronouncements and reporting issues and understand their likely impact on the financial statements of the Company.

    ii. Review the management process for ensuring information contained in analyst briefings and press announcements is consistent with published financial information, and satisfy itself that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from its financial statements.

    iii. Review the narrative information including in the other sections of the annual report to ensure that it is understandable and consistent with the information in the financial statements.

    iv. Resolve any disagreements between management and the external auditor concerning financial reporting.

6. (a) Review the planning for, and the results of, the external audit. In particular, the committee will:

    i. Instruct the Auditors that the audit committee and the Board of Directors, as the shareholders' representative, is the Auditors' client.

    ii. Approve the Auditors' engagement letter.

    iii. Assess the reasonableness of the estimated audit fees.

    iv. Review and agree on the scope of the audit, including materiality, audit reports required, areas of audit risk and timetable deadlines. Enquire into reasons for subsequent changes to the audit plan.

    v. Obtain information from management and the Auditors to confirm that significant adjustments, unadjusted differences, disagreements with management and critical accounting policies have been discussed with the external auditor.

    vi. Inquire as to the Auditors' independent qualitative judgments about the appropriateness, not just the acceptability, of the clarity of the financial disclosure practices used or proposed to be adopted.

vii. Review the Auditors' management letters together with management's response.

viii. Review the representation letters provided to the Auditors by management.

ix. Review the form of the audit report.

x. Confirm and assure the independence of the Auditors, including by reviewing the non-audit services performed by the Auditors.

xi. Discuss with management the assessment of the Auditors' performance.

xii. Review the qualification, performance, internal review processes, staff rotating procedures and compensation of the Auditors and make recommendations to the Board. This includes review and approval of the Auditors' fee.

xiii. Meet privately with the Auditors to discuss pertinent matters, including disputes encountered with management (such as any restriction on the scope of activities or access to required information), and the quality of accounting personnel.

(b) Review the performance of the Auditors and approve any proposed discharge of the Auditors when circumstances warrant.

(c) Review with the Auditors and management the extent to which changes or improvements in financial or accounting practices, as approved by the committee, have been implemented. (This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the committee.)

7. Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor.

8. Risk Management

The committee shall, in consultation with management, periodically (and at least once per fiscal year) outline the principal risks of all aspects of the business of the Company and, in balancing such risks with the costs with the costs of protecting against them and the potential return to shareholders, shall (in such areas specified by the Board) mandate, monitor and evaluate measures to address those areas of risk. Such areas of risk management may encompass, but are not limited to, insurance, legal liabilities and litigation exposure, environmental matters, security of data, and electronic processing. The committee will also receive from management, as a fixed agenda item for each meeting, a report on compliance. Any instances of non-compliance will be reported by management to the committee.

E. REPORTING

The committee shall report, through its Chairman, to the Board following each meeting on the major discussions and decisions made by the committee.

The committee shall review the committee charter annually and recommend to the Board any proposed changes.

The Audit Committee of Harris Steel Group Inc. is presently composed of the following individuals who all meet the meaning of independent as set out in Multilateral Instrument 52-110.

Name	
Barrie D. Rose, F.C.A.	Chairman of the Committee
James W. Leech	
Bruce J. Timmerman, C.A.	
Geno F. Francolini, F.C.A.	
J. Judd Buchanan	

Financial Literacy

Mr. Rose is a Fellow of the Institute of Chartered Accountants of Ontario. Mr. Rose also leads affiliate and subsidiary companies of Androcan which manufacture capital goods, electrical equipment and instrumentation; other companies under the same ownership structure sell consumer products and provide technical services to customers.

Mr. Timmerman is also a Chartered Accountant and until his retirement in 1999 was the Vice President, Finance and Chief Financial Officer of the Company.

Mr. Leech is principally engaged in his position with the assessment of investment decisions for Ontario Teachers Pension Plan Board, one of Canada's largest pension investment funds.

Mr. Francolini is a Fellow of the Institute of Chartered Accountants of Ontario. He has served as a director on numerous public company boards between 1972 and the present. Among other positions, he was a director and Audit Committee member of Algoma Steel; director and Audit Committee Chairman of Laidlaw Inc.; director of Bell Canada; director and Audit Committee Chairman of Air Canada and was Chairman of the Board of Governors at University of Western Ontario.

The Honourable J. Judd Buchanan is a former member of the Privy Council, Chairperson of the Canada Tourism Commission and sits on three other boards. His business background is in the insurance brokerage industry.

Audit and Non-Audit Services

The Audit Committee has established a policy that all non-audit services over an agreed-upon threshold other than limited taxation services provided by the Company's auditors (PricewaterhouseCoopers LLP), require pre-approval by the Audit Committee.

Fees for non-audit taxation services are reported to the Committee by management as a fixed agenda item at all meetings of the Committee.

The following table depicts fees in each of 2005 and 2004 for audit, audit-related fees, tax fees and all other fees, set out in dollars:

	2005	2004
Audit Fees	$ 321,250	$ 249,300
Audit Related Fees	11,600	5,700
Tax Fees	155,100	296,910
Other Fees	20,420	–
TOTAL	$ 508,370	$ 551,910

The audit related fees above refer to statutory audits of defined benefit pension plans. The tax work performed in 2004 related to tax advisory services principally on the Nucor transaction. The 2005 fees characterized as "Other Fees" were for advisory services related to Bill 198 compliance.

11. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

As discussed above under General Development of Business, on February 1, 2005, MHIL 98, a company controlled by Milton E. Harris, then Chairman and Chief Executive Officer of the Company, sold 3,950,000 Common Shares on a bought deal basis to a syndicate of underwriters led by GMP Securities Ltd. and including Canaccord Capital Corporation, First Associates Investments Inc., Raymond James Ltd., Sprott Securities Inc. and Dominick & Dominick Securities Inc. The offering was for gross proceeds of $81,172,500, consisting of 3,500,000 Common Shares plus an underwriters' option exercised in full for an additional 450,000 Common Shares, all sold at an offering price of $20.55 each. The Company did not receive any proceeds from the offering, and expenses were paid by MHIL 98. Following the sale, MHIL 98 held 13,122,880 Common Shares, or 48.7% of the outstanding share capital.

12. LEGAL PROCEEDINGS

The Company's subsidiaries have operations throughout the United States and Canada, as well as trading offices in Switzerland, and in the normal course of business, the Company and its subsidiaries are named as defendants in various legal actions. Although the outcomes are uncertain and the amount of losses, if any, cannot be determined at this time, the Company is of the opinion that actions outstanding will not result in a material adverse effect on the Company.

13. TRANSFER AGENT

All shares of the Company are registered with the transfer agent:

CIBC Mellon Trust Company
320 Bay Street
P.O. Box 1
Toronto, Ontario
M5H 4A6

Attn: Ms. Amanda de Freitas
Manager, Client Services

14. ADDITIONAL INFORMATION

Financial information is provided in the Company's consolidated financial statements for the years ended December 31, 2005 and 2004 and its Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") for the year ended December 31, 2005. These reports and additional information relating to the Company are filed on SEDAR at **www.sedar.com** and posted to the Company's website at **www.harrissteel.com**.

A copy of this Annual Information Form, together with any document or excerpt from any document which is incorporated by reference in this AIF or is part of any regulatory filing may be obtained upon request from the Corporate Secretary, Harris Steel Group Inc., Suite 404, 4120 Yonge Street, Toronto, Ontario M2P 2B8.

Form 52-109F1

I, John Harris, Chief Executive Officer of Harris Steel Group Inc. certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Harris Steel Group Inc. (the "issuer") for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectivemess of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 24, 2006

"Signed"
John Harris
Chairman and Chief Executive Officer

Form 52-109F1

I, Douglas Deighton, Chief Financial Officer of Harris Steel Group Inc. certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Harris Steel Group Inc. (the "issuer") for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectivemess of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 24, 2006

"Signed"
Douglas Deighton
Chief Financial Officer

Attention Business Editors:
Harris Steel Group Announces Acquisition of Tru-Weld Grating Inc.

- Acquisition solidifies North American position in industrial grating market -

TSX:HSG

TORONTO, March 15 /CNW/ - Harris Steel Group Inc., or "Harris Steel" (HSG:TSX) today announced the signing of definitive agreements to acquire the business and assets of Tru-Weld Grating Inc. and its Canadian subsidiary, Tru-Weld Grating Ltd. ("Tru-Weld").

The transaction is to be structured as an asset purchase in Canada and a stock purchase in the U.S. The purchase price is estimated to be U.S.$21 million including the assumption and revaluation of certain liabilities. The final purchase price will be subject to adjustments for working capital items. A breakdown of the purchase consideration will be provided in the notes to the consolidated financials for the period in which the transaction closes. Management expects this acquisition to be accretive to earnings, adding a range of Cdn$0.09 - $0.13 earnings per share on an annualized basis.

Tru-Weld operates three combined manufacturing/fabrication facilities processing steel bar grating, located in Litchfield, IL, Saegertown, PA and Wetaskiwin, Alberta. The business has operated for more than 20 years as a privately held corporation. Harris Steel's Fisher & Ludlow division operates one manufacturing facility in Ontario and seven fabrication/distribution centers, three of which are in Canada and four in the U.S. Post-closing, we expect to utilize all existing manufacturing facilities to continue to serve our customers, and provide a platform for future growth.

Paul Kelly, President of Harris Steel Group Inc., commented, "We have known, respected and competed with Tru-Weld for over 20 years. The combination of Tru-Weld's manufacturing capabilities with Fisher & Ludlow's distribution and fabrication network will enhance our ability to meet market demands, resulting in improved customer service. We are excited about welcoming the Tru-Weld employees to our team, and look forward to the opportunities that this transaction presents."

We caution that management's estimate of the earnings per share impact includes synergies from the pending acquisition of Tru-Weld. We are making certain assumptions based on data available to us in the derivation of this calculation and actual results may vary. When the transaction closes, we intend to integrate the operations of Tru-Weld with those of Fisher & Ludlow, our industrial grating and expanded metal operations. Accordingly, there will be no accounting for Tru-Weld separate from the accounting for Fisher & Ludlow, thereby making it impractical if not impossible to report performance against this estimate at a future point in time.

The transaction is subject to customary closing conditions and is expected to close in the next 30 days.

About Harris Steel Group

Harris Steel Group Inc. is engaged in the fabrication and placing of concrete reinforcing steel, including epoxy-coated reinforcing steel; the design and installation of concrete post-tensioning systems; the manufacture and distribution of wire and wire products, welded wire mesh and cold finished bar; and the manufacture and distribution of heavy industrial steel grating, aluminum grating and expanded metal. These operations serve customers throughout Canada and the United States. Harris Steel Group also participates in steel trading on a worldwide basis, and in the distribution of reinforcing steel and allied products to U.S. customers, primarily involved in single family residential construction.

Harris became a public company in 1967 and has paid a quarterly dividend consistently since 1972. Approximately 27 million shares are listed on the Toronto Stock Exchange under the symbol HSG.

%SEDAR: 00008000E

/For further information: Flora Wood, Investor Relations, (416) 590-9549 or toll-free 1-866-585-0089, Email flora(at)harrissteel.com; Corporate Office, (416) 590-9549/

(HSG.)

CO: Harris Steel Group Inc.

CNW 08:45e 15-MAR-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Harris Steel Group Inc. Announces Record 2005 Performance

- Strong fourth quarter generates earnings of $0.73 per share -

TSX:HSG

TORONTO, March 8 /CNW/ - Harris Steel Group Inc. (HSG:TSX), a leading North American steel fabricator and processor, is proud to report 2005 earnings of $64.1 million, or $2.38 per share, compared to earnings in 2004 of $71.5 million, or $2.67 per share. Earnings in 2004 included a gain of $9.2 million recorded on the sale of a 50% interest in United States reinforcing steel products operations to Nucor Corporation ("Nucor"). Excluding this gain, earnings per share for the year ended December 31, 2004 were $2.32. In 2005, we also recorded a $1.4 million gain as earn-out proceeds from the Nucor transaction; excluding this gain, earnings were $2.33 for 2005. Earnings before income taxes and excluding the Nucor gain were $111.0 million, which established a new record, and is 10% higher than the comparable value of $100.9 million in 2004.

Sales and shipping volumes in 2005 also set new records, exceeding 2004 sales by 38.5%. We experienced solid volume gains in the Reinforcing Products Group operations, and we added the Steel Trading and Distribution business.

Results are summarized as follows, with all per-share values for 2004 being shown in split-adjusted form to reflect the 4:1 stock split that was approved in June, 2004:

<<

$Cdn 000's Except share and per share amounts	For the Year Ended Dec. 31 2005	For the Year Ended Dec. 31 2004	For the Three Months Ended Dec. 31 (Unaudited) 2005	For the Three Months Ended Dec. 31 (Unaudited) 2004
Sales	$ 1,013,197	$ 731,537	$ 283,906	$ 203,725
Earnings For the Period	$ 64,090	$ 71,478	$ 19,750	$ 21,065
Earnings Per Share	$ 2.38	$ 2.67	$ 0.73	$ 0.78
Avg. No. of Common Shares outstanding	26,924,320	26,816,943	26,924,320	26,924,320
No. of Common Shares outstanding at December 31	26,924,320	26,924,320		

Mr. John Harris, Chair and Chief Executive Officer, stated, "Our 2005 business performance surpassed what had previously been an extraordinary year in 2004. The forces of scarcity and consolidation in 2004 held their influence in 2005, leading to price corrections in steel, but with stabilization at levels that were well above the full cost of production for average steelmakers. If 2004 didn't convince you that we've entered a long term sellers' market for steel, then 2005 should. We continue to see this climate

as favourable to us, and look forward to the opportunities presented in 2006.

Mr. Harris further stated, "While our rebar operations benefited from a supportive margin environment and robust construction demand, our industrial products operations dealt with adverse conditions, suffering most in the second and third quarters. Our steel trading and distribution operations are new in 2005, but fourth quarter results and future indications in the segment make us optimistic about prospects for this segment."

The Board of Directors approved a quarterly dividend of $0.10 per common share payable March 31, 2006 to shareholders of record March 17, 2006.

Financial statements are attached below, and full financial statements including Notes and Management's Discussion and Analysis of Results of Operations and Financial Condition will be filed on SEDAR by March 24, 2006.

Harris Steel Group Inc. will hold a conference call and webcast to discuss results tomorrow at 9:00 am eastern time. This call will be hosted by John Harris, Chair and Chief Executive Officer, Paul Kelly, President and Chief Operating Officer, and Douglas Deighton, Vice-President and Chief Financial Officer. To participate in the call, please dial 416-642-5212 or 1-866-321-6651. The conference call will be recorded and available for replay approximately one hour after the completion of the call, up until March 19, 2006. To listen to the replay, please dial 1-800-678-0453. No passwords are required for the live or replay versions of the call.

To access the live audio webcast, please go to
http://events.onlinebroadcasting.com/harris/031406/index.php
The webcast will be archived through this same link and will also be archived on our website at http://www.harrissteel.com.

About Harris Steel Group

Harris Steel Group Inc. is engaged in the fabrication and placing of concrete reinforcing steel, including epoxy-coated reinforcing steel; the design and installation of concrete post-tensioning systems; the manufacture and distribution of wire and wire products, welded wire mesh and cold finished bar; and the manufacture and distribution of heavy industrial steel grating, aluminum grating and expanded metal. These operations serve customers throughout Canada and the United States. Harris Steel Group also participates in steel trading on a worldwide basis, and in the distribution of reinforcing steel and allied products to U.S. customers, primarily involved in single family residential construction.

Harris became a public company in 1967 and has paid a quarterly dividend consistently since 1972. Approximately 27 million shares are listed on the Toronto Stock Exchange under the symbol HSG.

HARRIS STEEL GROUP INC.
CONSOLIDATED BALANCE SHEETS

As at December 31, 2005 and December 31, 2004
(Numbers in thousands of dollars)

Assets	December 31, 2005	December 31, 2004
Current Assets		
Cash....................................	$ 3,979	$ 38,530
Accounts receivable......................	236,819	153,312
Inventories..............................	208,963	171,817
Income and other taxes recoverable.........	6,236	-
Prepaid expenses and deposits.............	6,036	2,694
	462,033	366,353
Note Receivable...........................	2,156	2,156
Pension and Health Benefit Plans............	614	698

Property, Plant and Equipment	70,487	54,664
Intangible Assets	14,268	-
	$ 549,558	$ 423,871

Liabilities

Current Liabilities		
Bank indebtedness	$ 60,233	$ 26,312
Notes payable	11,630	-
Accounts payable and accrued liabilities	99,418	66,607
Income and other taxes payable	-	22,881
Future income taxes	13,950	8,353
	185,231	124,153
Future Income Taxes	5,209	4,706
	190,440	128,859
Non-Controlling Interests	31,931	21,445

Shareholders' Equity

Capital Stock	16,196	16,196
Retained Earnings	311,499	257,371
Currency Translation Adjustment	(508)	-
	327,187	273,567
	$ 549,558	$ 423,871

HARRIS STEEL GROUP INC.
CONSOLIDATED STATEMENTS OF EARNINGS

(Numbers in thousands of dollars except shares and per share amounts)

	For the Year Ended Dec. 31		For the Three Months Ended Dec. 31	
	2005	2004	2005	2004
			(unaudited)	
Sales	$ 1,013,197	$ 731,537	$ 283,906	$ 203,725
Cost of Sales	840,779	577,725	234,933	156,897
	172,418	153,812	48,973	46,828
Expenses				
Selling and administrative	49,320	44,397	13,068	11,903
Foreign exchange losses	2,087	3,616	352	2,351

Interest........	2,127	10	1,082	131
Depreciation....	5,941	4,865	1,494	1,174
Amortization of intangibles....	1,896	-	808	-
	61,371	52,888	16,804	15,559
Earnings Before the Undernoted...	111,047	100,924	32,169	31,269
Gain on Sale of Shares in Subsidiary.......	1,396	9,200	1,396	1,443
Earnings Before Income Taxes	112,443	110,124	33,565	32,712
Provision For Income Taxes				
Current.........	34,208	33,315	8,953	9,173
Future..........	6,086	3,676	2,174	2,021
	40,294	36,991	11,127	11,194
Earnings Before Non-Controlling Interests in Earnings of Subsidiaries.....	72,149	73,133	22,438	21,518
Non-Controlling Interests in Earnings of Subsidiaries	(8,059)	(1,655)	(2,688)	(453)
Earnings For the Period.......	$ 64,090	$ 71,478	$ 19,750	$ 21,065
Earnings Per Share............	$2.38	$2.67	$0.73	$0.78
Average number of shares outstanding	26,924,320	26,816,943	26,924,320	26,924,320

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(Numbers in thousands of dollars)

	For the Year Ended December 31	
	2005	2004
Balance - Beginning of Period	$ 257,371	$ 191,139
Earnings for the period..........	64,090	71,478
	321,461	262,617
Dividends.........	(9,962)	(5,246)

Balance - End of Period	$ 311,499	$ 257,371

HARRIS STEEL GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Numbers in thousands of dollars)

	For the Year Ended Dec. 31		For the Three Months Ended Dec. 31	
	2005	2004	2005	2004
Cash Provided By (Used In):			(unaudited)	
Operating Activities				
Earnings for the period	$ 64,090	$ 71,478	$ 19,750	$ 21,065
Non-controlling interests in earnings of subsidiaries	8,059	1,655	2,688	453
Gain on sale of shares in subsidiary	(1,396)	(9,200)	(1,396)	(1,443)
Depreciation and amortization	7,837	4,865	2,302	1,174
Future income taxes - long-term	496	736	195	453
Foreign exchange gain on bank indebtedness and cash held in foreign currency	(1,235)	(1,788)	533	135
Increase (decrease) in accounts receivable	(56,711)	(37,796)	(4,432)	3,794
(Increase) decrease in inventories	(35,598)	(72,540)	(40,948)	658
(Increase) decrease in prepaid expenses and deposits	(2,311)	88	(3,561)	(761)
Decrease (increase) in pension and health benefit plans	84	(698)	78	(698)
Increase (decrease) in accounts				

payable and accrued liabilities....	23,308	15,293	10,419	(3,714)
(Decrease) increase in income and other taxes....	(29,510)	29,064	(1,866)	7,148
Increase in future income taxes - current........	5,597	2,940	1,993	1,568
	(17,290)	4,097	(14,245)	29,832
Investing Activities				
Net additions to property, plant and equipment......	(19,960)	(9,704)	(3,247)	(2,311)
Investment by non-controlling interest.......	375	-	375	-
Acquisition of businesses, net of cash acquired.......	(22,957)	-	-	-
Net proceeds from sale of shares in subsidiary.....	1,396	28,990	1,396	(1,443)
	(41,146)	19,286	(1,476)	(868)
Financing Activities				
Increase in notes payable..	11,630	-	3	-
Dividends.......	(9,962)	(5,246)	(2,693)	(1,616)
Increase (decrease) in bank indebtedness...	21,229	18,605	20,315	(14,513)
	22,897	13,359	17,625	(16,129)
Foreign exchange effects on bank indebtedness and cash held in foreign currency.........	988	1,788	(624)	(135)
Cash - Beginning of Period........	38,530	-	2,699	25,830
Cash - End of Period...........	$ 3,979	$ 38,530	$ 3,979	$ 38,530

HARRIS STEEL GROUP INC.
SEGMENTED INFORMATION

(Numbers in thousands of dollars)

For the Year Ended December 31, 2005

	Reinforcing Products	Industrial Products	Steel Trading & Distribution	Other Corporate	Intersegment Eliminations	Total
Total sales	661,735	271,115	106,648	-	(26,301)	1,013,197
Depreciation	2,507	3,419	11	4	-	5,941
Amortization	1,325	-	571	-	-	1,896
Earnings (loss) before income taxes	85,324	26,209	1,025	654(x)	(769)	112,443
Inventories	108,254	66,920	34,855	-	(1,066)	208,963
Property, plant and equipment	28,656	41,628	203	-	-	70,487
Total assets	329,031	146,577	70,325	4,691	(1,066)	549,558

(Unaudited)
For the Three Months Ended December 31, 2005

	Reinforcing Products	Industrial Products	Steel Trading & Distribution	Other Corporate	Intersegment Eliminations	Total
Total sales	170,336	62,117	70,655	-	(19,202)	283,906
Depreciation	740	748	6	-	-	1,494
Amortization	523	-	285	-	-	808

Earnings (loss) before income taxes	24,251	7,485	1,016	1,397(x)	(584)	33,565

(x) Includes gain on sale of shares in subsidiary

For the Year Ended December 31, 2004

	Reinforcing Products	Industrial Products	Steel Trading & Distribution	Other Corporate	Intersegment Eliminations	Total
Total sales	478,450	255,962	-	-	(2,875)	731,537
Depreciation	1,704	3,142	-	19	-	4,865
Earnings before income taxes	49,099	53,360	-	7,665(x)	-	110,124
Inventories	99,859	71,958	-	-	-	171,817
Property, plant and equipment	18,199	36,378	-	87	-	54,664
Total assets	225,964	156,077	-	41,830	-	423,871

(Unaudited)
For the Three Months Ended December 31, 2004

	Reinforcing Products	Industrial Products	Steel Trading & Distribution	Other Corporate	Intersegment Eliminations	Total
Total sales	138,071	66,272	-	-	(618)	203,725

Depreciation	485	679	-	10	-	1,174
Earnings before income taxes	15,610	16,456	-	646(x)	-	32,712

(x) Includes gain on sale of shares in subsidiary

>>
%SEDAR: 00008000E

/For further information: Flora Wood, Investor Relations, (416) 590-9549 or toll-free 1-866-585-0089, email flora(at)harrissteel.com; Corporate Office, (416) 590-9549/
(HSG.)

CO: Harris Steel Group Inc.

CNW 16:01e 08-MAR-06

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: **Harris Steel Group Inc.**

Financial Year Ending, used in calculating the participation fee: December 31, 2005

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities: Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		26,924,320	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	22.64	
Market value of class or series	=	609,611,478	
			(A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			(A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**			(B)
(Repeat for each class or series of corporate debt or preferred shares)			(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =			609,611,478
Total fee payable in accordance with Appendix A of the Rule			35,000
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)			
Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12			
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)			

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year <u>year or elapsed since most recent financial year</u> 12 ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

<u>Market value of securities</u>:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of, or held beneficially by, an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

<u>Financial Statement Values</u> (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are

classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an Ontario person X ________

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

HARRIS STEEL GROUP INC.

CODE OF BUSINESS CONDUCT AND ETHICS

This Code of Business Conduct and Ethics covers a wide range of business practices and procedures. It does not cover every issue that may arise, but sets out basic principles to guide all directors, officers and employees of Harris Steel Group Inc. (the "**Company**") and its subsidiaries and affiliates (collectively, "**Harris Steel Entities**"). For greater clarification, Harris Steel Entities include Harris Steel Group, Harris Rebar (in Canada, the United States or our detailing employees in Sri Lanka), Laurel Steel, Fisher & Ludlow, Harris Supply Solutions and Novosteel. All Harris Steel employees are committed to the principles of honesty, integrity and fairness in their business dealings. We are pleased that you have joined us, and this Code and other specific policies and guidelines which you receive from us will govern your employment with the Harris Steel Entities.

Management is responsible for administering the Code and if you have any doubt concerning whether an action is proper or if you need clarification on areas of this code, you should discuss it with your immediate supervisor. If you require further guidance, the Chairman and Chief Executive Officer (John Harris), President (Paul Kelly), and Chief Financial Officer (Douglas Deighton) are available to you as resources.

THE CODE

Compliance with Laws, Rules and Regulations

All employees must obey the law, both in letter and in spirit of the various jurisdictions in which Harris Steel Entities operate and avoid even the appearance of impropriety. Although Harris Steel employees are not expected to know the details of all these laws, it is important to know the basic legal requirements applicable to your area of accountability and, when you have questions or find yourself in an unfamiliar area, you need to seek advice from the appropriate personnel. John Harris, Paul Kelly and Douglas Deighton are the main contacts for general questions and are also the main contacts with our external legal counsel. Any of these three individuals can help you in determining applicable legal requirements and to seek the advice of legal counsel where appropriate.

Confidentiality and Corporate Disclosure

As an employee of Harris Steel, you may learn or develop confidential information, which could include information or processes which have been developed specifically for the use of Harris Steel Entities. You must maintain the confidentiality of all information that has been entrusted to you in your work. Confidential information includes all non-public information that might be of use to competitors or harmful to any Harris Steel company or the person to whom it relates if disclosed. This obligation continues even if you leave Harris Steel. Confidential information that you provide to Harris Steel human resources or your supervisor is private information, and is protected under privacy laws and policies.

Securities law in Canada makes it a criminal offence for persons who use material information of the company that has not been publicly disclosed for the purposes of making insider trades of shares of Harris Steel Group Inc. or of sharing the information with someone else who may then make insider trades, prior to the information being disclosed to the public. For this reason, Harris Steel Group has adopted a formal Insider Trading Policy, a copy of which has been given to Harris Steel insiders and persons who could have knowledge of undisclosed material information. We also observe regular quarterly and annual black-out periods, and we advise all parties each time these periods are imposed and their duration. If you have questions about the Insider Trading Policy or if you think you should be considered an insider, you should contact Flora Wood, Corporate Secretary, at 416-590-9549 or 1-866-585-0089 (in Canada).

Conflicts of Interest

A "conflict of interest" exists or a perceived conflict of interest can exist when a person's private interests interfere in any way with the interests of the Harris Steel Entities. A conflict of interest can arise when Harris Steel employees take actions or have interests that may make it difficult for them to perform their work for us objectively and effectively. For example, a conflict can arise when an employee has a personal interest, direct or indirect, in a supplier, customer or competitor of the company or when an employee is engaged in outside employment or participates in another organization which may interfere with the employee's regular duties or affect the employee's working effectiveness. Conflicts of interest are prohibited as a matter of policy, except as may be approved by the Chief Executive Officer, President or Chief Financial Officer of the Corporation. If approval is being sought for a potential conflict of interest by the Chief Executive Officer, the Board must review and provide approval. Conflicts of interest may not always be clear-cut. If you have a question, you should consult with your supervisor or department head. Any Harris Steel employees who become aware of a conflict or potential conflict should bring it to the attention of a supervisor or branch manager or report it through our whistle-blower Values Line at 1-888-475-8376.

Non-Competition and Outside Opportunities

We encourage our employees to engage in activities that support their own interests, which might be political, community and charitable activities. However, we expect that you will engage in these activities without compromising your effort or time that you devote to your work at Harris Steel. During the time that you work for us you are restricted from competing with Harris Steel either directly or indirectly, and you are restricted from using Harris Steel properties, information or position for improper personal gain.

Protection and Proper Use of Harris Steel Entity Assets

All Harris Steel employees are responsible for preserving and safeguarding company property. Equipment, materials and land and buildings that are purchased with company funds are the property of Harris Steel and can only be used in the interests of the company, ie, not for personal gain. When you terminate your employment with Harris Steel, this property is to be returned to the company unless specifically agreed between you and the Company, as part of a termination agreement. This also includes proprietary information, which can only be used in the interests of the company. The obligation to preserve the confidentiality of proprietary information continues even after you leave the Harris Steel.

Theft, carelessness, and waste have a direct impact on the profitability of the Harris Steel Entities. If you suspect fraud or theft, you should report it immediately to your supervisor or to the Company whistle-blower Values Line for investigation. Harris Steel assets may never be used for illegal purposes.

Competition and Fair Dealing

We seek to excel and to outperform any competitors fairly and honestly through superior performance and not through unethical or illegal business practices. Harris Steel employees should respect the rights of, and deal fairly with, any competitors and parties with whom they have business relationships. No Harris Steel employee should take unfair advantage of anyone through illegal conduct, manipulation, concealment, abuse of proprietary information, misrepresentation of material facts, or any other intentional unfair-dealing practice. Nor should any Harris Steel employee act in a manner that may be anti-competitive under anti-trust laws. When selecting suppliers, customers and other business partners, Harris Steel employees must perform their selection in an impartial manner, which must be obvious to other parties participating in the selection process. Similarly, when Harris Steel employees deal with domestic or foreign public officials, competitors and others, their conduct must be professional and above board. Employees must not discredit Harris, their customers, or their competitors. If you have any questions regarding these areas, please speak with your supervisor, the Chief Executive Officer or President.

Gifts and Entertainment

Business gifts and entertainment are customary courtesies designed to build goodwill and constructive relationship among business partners. These courtesies may include such things as meals and beverages, tickets to sporting or cultural events, discounts not available to the general public, accommodation and other merchandise or services. A problem arises for you as the recipient of a gift or entertainment offer when these courtesies compromise your ability to make fair and objective business decisions. A problem also arises when you are the donor of a gift or entertainment offer to a customer or supplier, and your gift may compromise the ability of the recipient to make fair and objective business decisions, as it can create a conflict of interest. If you are offered gifts, or are given the opportunity to attend a business or social event and there is a benefit to a Harris Steel Entity in accepting the gift or attending the event, then you can do so, provided such gifts and invitations do not compromise your independent and objective judgment.

You cannot accept a gift or entertainment from a customer, supplier or other business relationship if it is in the form of cash, bonds or negotiable securities. If you have any questions or concerns about a proposed gift, offer of entertainment or similar, you should discuss them with your supervisor.

Bribes

All Harris Steel employees must comply with all laws prohibiting payments to domestic and foreign officials, as well as bribes to customers or suppliers. You are not allowed to pay or accept a bribe or payoff, or any kind of gift which would violate laws. If you are aware of any instances in the company where employees are accepting bribes or illegal payoffs, you should report these actions to the Chief Financial Officer or on an anonymous basis to the company's whistle-blower Values Line at 1-888-475-8376. When a Harris Steel Entity does business with

governmental agencies and officials, there are strict rules regarding business gifts that may be accepted by government personnel. The promise, offer or delivery to an official or employee of various governments of a gift, favour or other gratuity in violation of these laws would not only violate the Harris Steel Entities' policies but could also be a criminal offense. Illegal payments cannot be made to government officials of any country.

Discrimination and Harassment

Harris Steel is committed to providing a workplace free of unlawful sexual harassment as well as harassment based on factors such as race, creed, religion, colour, national origin, ancestry, physical disability, mental disability, medical condition, marital status, veteran status, age, actual or perceived sexual orientation, gender or any other basis protected by federal, provincial, state or local law. Harris Steel Entities will not tolerate illegal harassment or discrimination of employees by managers, supervisors or coworkers. Further guidelines may be spelled out in your employment guidelines. Any employees who are uncomfortable with the conduct of a co-worker or superior are encouraged to report such conduct to your supervisor, Branch Manager, Chief Executive Officer or President. If you prefer to register a complaint anonymously, then you are encouraged to do so through the company whistle-blower hotline at 1-888-475-8376, and identify yourself as an employee of Harris Steel Group or one of its subsidiaries.

Health and Safety

The Harris Steel Entities strive to provide all Harris Steel employees with a safe and healthy work environment. All Harris Steel employees have responsibility for maintaining a safe and healthy workplace by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions to a supervisor or department head. Being under the influence of and the possession of illegal drugs in the workplace will not be tolerated. Harris Steel Personnel should perform their duties free from the influence of illegal drugs or alcohol. In addition, all Harris Steel employees are expected to ensure compliance with environmental regulations concerning site clean-up, waste disposal or other activities which have an environmental consequence. We work with government and other groups on programs aimed at preserving the environment, and we encourage any employee with an environmental concern or recommendation to come forward with their complaint or recommendation and we will then act appropriately.

Accuracy of Information and Reporting

We require honest and accurate recording and reporting of information to make responsible business decisions. Every transaction requires proper authorization, and is to be executed in accordance with our accounting and systems guidelines and must adhere to generally accepted accounting principles, and to our system of internal controls. Our accounting records are relied upon to produce reports for our management, directors, shareholders, governmental agencies and persons with whom the applicable Harris Steel Entity does business. Unrecorded or "off the books" funds or assets should not be maintained unless required by applicable law or regulation.

All Harris Steel employees have a responsibility, within the scope of their positions, to ensure that each Harris Steel Entity's accounting records do not contain any false or intentionally misleading entries.

Employees who are responsible for or involved in activities including the handling of cash, credit, inventories, payables and receivables, or debt instruments much ensure the proper documentation, transaction reporting and safeguarding of the assets. Harris steel assets must never be concealed or used improperly.

Use of E-mail and Internet Services

E-mail and internet services are provided to assist our employees in carrying out their work. Our computer and technology systems are important resources to our companies. We have developed internet and e-mail usage policies to preserve the integrity, confidentiality and availability of our information resources while allowing employees to use the available technology to further our business goals.

Each divisional or branch manager has responsibility to determine who will have access to both the Internet and external e-mail. When an employee is granted access, the employee is then subject to conditions governing the acceptable uses of the Internet and e-mail. Harris Steel employees may not engage in external communication which is inflammatory, harassing, defamatory, or disruptive to other companies, organizations or individuals, or otherwise reflecting poorly on our reputation or image.

We advise our employees that all communications to the Internet may be monitored. You should have no expectation of privacy for any Internet based communication, including e-mail or web-browsing, whether business or personal. Harris Steel employees should use good judgment and not access, send messages or store any information that they would not want to be seen or heard by others.

Abuse of e-mail and/or network privileges can result in disciplinary action ranging from warning through suspension of network access to dismissal, depending on the circumstances of the incident. If you have questions on the e-mail or Internet policies of Harris Steel Entities, you should address your questions to Mike Kavander, Chief Information Officer at 905-662-0611.

Employee Concerns and Violations of the Code

We encourage all employees to address questions or concerns with management. If you have a concern that you believe is a possible violation of this Code, then you should bring it forward to John Harris, Paul Kelly or Douglas Deighton.

If you are more comfortable with reporting on an anonymous basis, then you should call the whistle-blower Values Line at 1-888-475-8376, which you can reach on a 24-hour basis. The handling of all complaints through this line will be executed promptly and professionally.

We enforce this code by making every attempt to take prompt and consistent action any time there is a violation of this code or any related policies and guidelines you receive as part of your employment. Violations of this code may result in disciplinary action or termination, depending on the nature of the violation.

Acknowledgment

Your signature below indicates that you have read and understand the Code in its entirety, and you will uphold these values and adhere to the Code as you carry out your responsibilities with us.

______________________________ Date:________________________

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